2024 REPORT

BoomBoom


boom.boom
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LETTER

Dear investors,

We are excited to report a significant leap in our financial performance, with revenue skyrocketing from $4.3 million in 2023 to over $13 million in 2024. This impressive growth reflects the strength of our strategic initiatives and our ability to capitalize on new opportunities. As we continue to build on this momentum, we are confident that the investments we've made will drive further success in 2025 and beyond.

One of our most exciting developments has been the successful launch of TikTok Shop, which has quickly become a key and impactful sales channel for us. This platform has proven to be an effective way to reach new customers and drive engagement, helping us diversify our revenue streams. We've seen excellent traction, and TikTok Shop has become a critical component of our

sales strategy moving forward.

Our retail performance has also been impressive. At our primary national account, retail velocities have surged by 7x compared to the previous year. This significant uptick in sales is a direct result of our improved marketing efforts and stronger relationships with retail partners. We are confident this momentum will continue as we strengthen our presence and product visibility in these key accounts.

In terms of financial health, we've made excellent strides in reducing our debt. We've paid off all prior debt using company profits, which positions us for continued growth and operational stability. Additionally, we've secured a new PO financing partner, providing us with a $4M line of credit. This financial flexibility will support our ability to scale, ensuring we can meet growing demand while maintaining strong cash flow.

We need your help!

As we continue to scale and strengthen our brand, your involvement and support remain more valuable than ever. We are grateful for your partnership and excited to share several key ways you can help accelerate our growth and ensure our success in the coming months.

1. Spread the Word: Share the Product with Friends

One of the most powerful ways you can help is by introducing our product to your network. Personal recommendations carry significant weight, and word-of-mouth marketing is incredibly effective in building brand awareness. By sharing the product with friends, family, and colleagues, you directly contribute to expanding our customer base and driving more sales. Every new user is an opportunity to grow our loyal customer community.

2. Write Positive Reviews Across Online Marketplaces

Customer reviews are critical to building trust and credibility. Positive reviews on platforms like Amazon, Walmart, and other online marketplaces are an essential tool in influencing potential buyers. If you have used our product and are satisfied with it, taking the time to leave a review can go a long way in helping others feel confident in their purchase decisions. We encourage you to leave detailed, honest feedback on any platform where our product is available—your review can make a significant difference in boosting our visibility and improving our online presence.

3. Ensure Our Products Look Great On-Shelf

If you spot our product on the shelf in any retail location, we ask that you help us ensure it is looking its best. Products that are well-displayed attract more attention from customers, which can directly impact sales. If you see any issues with product placement, packaging, or stock levels, please let us know. We are committed to maintaining a premium presentation at all retail touchpoints, and your help in keeping our product in top condition in-store can lead to even greater success.

4. Be Our Eyes and Ears: Report Any Brand Concerns

As our valued investors, we trust you to keep an eye out for any issues related to the brand, whether online or in-store. If you notice anything off—such as misleading information, product misrepresentation, or any inconsistencies with our brand message— please don't hesitate to reach out. We take all feedback seriously, and your vigilance ensures we can address potential issues quickly, maintaining the integrity and growth of the brand.

Sincerely,

John Pinto

Founder & CEO

How did we do this year?

REPORT CARD



A-

☺ The Good

Successfully launched TikTok Shop, establishing it as a key and impactful sales channel for growth.

Retail velocities at our primary national account have increased 7x compared to the previous year.

Fully paid off all prior debt using company profits and secured a new PO financing partner with a $4M line of credit.

☹ The Bad

Experienced a product shortage and anticipate supply chain delays to continue through April 2025.

To maintain supply, we are air freighting (as opposed to ocean) plastic components from our supplier in China.

Experiencing customs delays with one of our key components.

2024 At a Glance

January 1 to December 31







$13,400,685 +215%
Revenue



$2,739,095
Net Profit



$1,281,858 +124%
Short Term Debt



$1,816,939
Raised in 2024



$5,959,098
Cash on Hand
As of 02/24/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$13,400,685

$4,257,610

$2,739,095

-$125,003

	2023	2024

Net Margin: 20%   Gross Margin: 50%   Return on Assets: 45%   Earnings per Share: $0.50

Revenue per Employee: $2,233,448   Cash to Assets: 43%   Revenue to Receivables: 1,849

Debt Ratio: 44%

⬇ BBN_Financials_2024.pdf   ⬇ BoomBoom_GAAP_Financial_Report.pdf

We ❤ Our 79 Investors

Thank You For Believing In Us

Michael G. Dickerson	Andre Harrell	Brian Sullivan	Shaun Weaver	Aaron Thomas	Ramona Vallejos
Don Lancaster	Nathaniel Smith	Kent Yoshimura	Rose Jones	Isaac Parkinson	M. Kevin Harris
ROGUE denied	Zara Otamias	Jeffrey Adams	Mackenzie Ford	Leslie Honaker	Ryan Budinger
Ashley Fuchs	Ajit Nawalkha	Brian Leatherman	Terry Prince Sims	Bryan Gardner	Emil Shour
Frank Hackett	Paul Masotta	Janet Hori	Nancy Fischer	Karen Mitchell	Duarte Amaro Figueira
K Jackson	Jeffrey Ruderman	Jeremy Whitman	Mary Hager-Swanson	Claude Pardue	Jim Cohan
Debra Wall Blystone	Leo Cosio	Nicholas Hamaty	Patrick Morrow	Suraj Vatish	Gil Shane Quesnell
Bryan Overstreet	Dave Morrison	Daniel Chertok	Matthew Pontell	Werner Sanabria	David Chitwood
Anthony Morano	Maciej Rumprecht	Gabriela Rodriguez	Joseph Reese	Russell Sternlicht	Timothy Watson
Ronan Feldman	Eric Nogues	Tom N	Trace Marrs	Kierstin Brady	Michelle Trigg
Tamsen Kopp	Donte' English	Audra Stumbaugh	Ariane Sampson	Jakub Antonín	Andrew Esparza
Alex LeBrun					

Thank You!

From the BoomBoom Team

 



John Pinto [in]

Co-Founder & CEO

John is a dynamic leader and has been building BoomBoom for nearly a decade. He was the first employee at an INC 500 company and a collegiate athlete. He's a proud...



Dr. Chelsea Pinto

Co-Founder & Product Development

Dr. Pinto, aka "the nose" at BoomBoom, utilizes her acute sense of smell for all product research and development. She also runs a clinic that specializes in caring for infant...



Tyler Honaker

VP of Ops & Finance

Tyler has a public accounting foundation with 10 years of experience in the start-up community, managing finance...



August Noble

VP of Marketing

August has worked with some of the fastest growing companies in the world including Headspace & Unity....

Details

The Board of Directors

Director	Occupation	Joined
John Pinto	CEO @ BoomBoom Naturals Inc.	2015

Officers

Officer	Title	Joined
Tyler Honaker	Vice President	2018

John Pinto	CEO CFO Secretary	2015
August Noble	Vice President	2018

Voting Power

Holder	Securities Held	Voting Power
John Pinto	3,264,266 Common stock	60.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2023	$741,000	Safe	Section 4(a)(2)
05/2024	$250,000		Other
08/2024	$66,939		4(a)(6)
11/2024	$1,500,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
John Pinto	05/28/2024	$250,000	$0	7.08%	12/31/2026	
Settle	11/14/2024	$1,500,000	$1,359,004	14.4%	02/01/2026	Yes

Related Party Transactions

On September 1, 2019, John Pinto issued a promissory note to the company and promised to pay $261,144 on or before the maturity date. The note bears an interest rate of 2.38% and has an outstanding balance of $278,924.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Voting Common	7,889,603	4,080,326	Yes
Super Angel Preferred Stock 1	816,327	816,327	Yes
Non Voting Common	750,000	0	No
Super Angel Preferred Stock 2	544,070	544,070	Yes

Warrants:	0
Options:	604,524

Form C Risks:

Tyler Honaker and August Noble are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company faces the risk of direct competition from larger, well-established companies entering the nasal stick market, potentially leveraging greater resources, brand recognition, and distribution networks. This heightened competition could result in pricing pressures, increased marketing expenses, and a potential challenge to our market position, impacting our revenue and profitability.

Supply chain disruptions or shortages in key ingredients may pose a risk to COGS, as delays or increased prices for essential oils could lead to higher production costs and negatively impact the company's financial performance.

Changes in global economic conditions, trade policies, or geopolitical events may influence currency exchange rates, potentially affecting the international procurement of materials and subsequently impacting COGS for the Company.

The absence of robust intellectual property (IP) protection for the formulations and proprietary blends used in our nasal sticks exposes the Company to the risk of potential replication by competitors, leading to increased market competition and potential erosion of market share, which could impact our ability to maintain favorable pricing structures and sustainable profit margins.

The success of our company heavily relies on our ability to efficiently attract and retain customers through various marketing and customer acquisition channels. These channels, including digital advertising, social media, influencer partnerships, and physical retail distributions, can vary significantly in their cost-effectiveness and overall impact on our business. Changes in platform algorithms, shifts in consumer behavior, increased competition, or regulatory changes affecting advertising can lead to fluctuations in the cost and effectiveness of these channels. There is a risk that an over-reliance on a single channel or an inability to adapt to these changes could lead to increased customer acquisition costs or a decrease in customer growth. This could adversely affect our financial condition and ability to achieve our strategic objectives.

Improper use of our nasal inhalers, such as excessive use beyond recommended amounts or use in a manner not intended by the company, could result in negative side effects for some individuals. Such incidents could not only harm those individuals but also lead to significant liability and public relations issues for our company. We are committed to providing clear usage instructions and warnings with our products; however, there is always a risk that these guidelines may not be followed. Any resulting adverse events could lead to lawsuits, regulatory

guidelines may not be followed. Any resulting adverse events could lead to lawsuits, regulatory action, and damage to our brand's reputation, potentially impacting our financial condition and operational results.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of

governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans after the conversion of the SAFE, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the
purchaser, to a trust created for the benefit of a member of the family of the purchaser or

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and

market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

BoomBoom Naturals Inc.

Delaware Corporation
Organized October 2006
6 employees
5737 Kanan Road #150
Agoura Hills CA 91301 https://www.boomboom.com

Business Description

Refer to the BoomBoom profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

BoomBoom is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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